UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ROPER TECHNOLOGIES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	001-12273	51-0263969
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

6901 Professional Parkway East, Suite 200

Sarasota, Florida 34240

(Address of principal executive offices) (Zip Code)

John K. Stipancich

Vice President, General Counsel and Secretary

(941) 556-2601

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies.

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13.p-1) for the reporting period from January 1 to December 31, 2016

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Roper Technologies, Inc. (“Roper”, the “Company”, “we”, “our” or “us”) is subject to the requirements of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act based on the fact that the minerals defined therein as “conflict minerals” are necessary to the functionality or production of products we manufacture or contract to be manufactured. The Securities and Exchange Commission defines conflict mineral as “columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten unless the Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or an adjoining country”. These conflict minerals may be referred to as 3TG in order to not confuse it with the actual findings.

Company level surveys were initiated with affected direct suppliers providing parts and materials for products we manufactured or contracted to manufacture during the 2016 reporting period to begin the reasonable country of origin inquiry (“RCOI”). The Conflict-Free Sourcing Initiative Conflict Minerals Reporting Template was utilized as the basis for the RCOI.

Based on the RCOI, we determined that a portion of the 3TG reported by our affected direct suppliers originated, or may have originated, from the Democratic Republic of the Congo or an adjoining country, may not be from recycled or scrap sources, and that a portion of them have unknown origins. Therefore, we were required to exercise due diligence on the 3TG source and chain of custody following a nationally or internationally recognized due diligence framework. These details are provided in our Conflict Minerals Report, a copy of which is filed as Exhibit 1.01 hereto and incorporated herein by reference.

Item 1.02 Exhibit

A copy of our Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at http://www.ropertech.com/conflict-minerals. The content on, or accessible through, any website referred to in this Form SD or our Conflict Mineral Report is included for general information only and is not incorporated by reference into this Form SD or our Conflict Minerals Report.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ROPER TECHNOLOGIES, INC.

By:	/s/ Robert Crisci	Date: May 30, 2017
Robert Crisci
Vice President and Chief Financial Officer